ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 25, 2019	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	State Street Navigator Securities Lending Trust (the “Trust” or the “Registrant”)

(Registration No. 811-07567)

Post Effective Amendment Number 38 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on October 3, 2018, Pursuant to Rule 8b-11 under the Investment Company Act of 1940, as Amended (the “1940 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Navigator Securities Lending Portfolio II (the “Portfolio”), a series of the Trust, that Mr. Keith Gregory of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General Comments

1.	We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Portfolio acknowledges the comment.

2.	Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere in the Registration Statement.

Response: The Portfolio acknowledges the comment.

3.	Please file a legal opinion and consent of counsel relating to the Portfolio under Item 28(i) of Form N-1A, as the Portfolio is a new series of the Trust.

Response: The Portfolio respectfully notes that it is not required to file a legal opinion and consent of counsel under Item 28(i) of Form N-1A because the Registration Statement was filed only under the 1940 Act (not jointly under the Securities Act of 1933, as amended). General Instruction B.2.(b) of Form N-1A states as follows: “For registration statements or amendments filed only under the Investment Company Act, include … responses to all Items of Part ... C (except Items 28(e) and (i)-(k))” (emphasis added).

Part A Comments

4.

Please provide the disclosure required by Item 5(b) of Form N-1A for Messrs. Bean and Lussier. The Staff notes that the disclosure required by Item 5(b) of Form N-1A was also omitted from Part A of the registration statement for State Street Navigator Securities Lending Portfolio I.

Response: In response to this comment, the Portfolio will add the following disclosure, with any necessary additions or removals appropriate at the time of filing, under Item 5 (the Portfolio intends to make this and any other disclosure changes referenced in this letter in the next annual update to its registration statement, which will be filed no later than April 30, 2019):

“The professionals primarily responsible for the day-to-day management of the Portfolio are Todd Bean and Sean Lussier, each of which has served as a portfolio manager of the Portfolio since organization in 2018.

Todd Bean, CFA, is a Vice President of the Adviser and a Senior Portfolio Manager in the Global Fixed Income, Cash and Currency Team. He joined the Adviser in 2002.

Sean Lussier is a Vice President of the Adviser and a Portfolio Manager in the Global Fixed Income, Cash and Currency Team. He joined the Adviser in 2004.”

5.	Please provide the disclosure required by Item 6 of Form N-1A.

Response: The Portfolio respectfully submits that it believes the current disclosure is appropriate, as it concisely describes the procedures for the purchase and sale of Portfolio shares. Please also refer to the Portfolio’s response to comment 6 below.

6.	Please disclose the Portfolio’s minimum subsequent investment.

Response: The Portfolio will revise its disclosure to state that there is no minimum subsequent investment amount for shareholders in the Portfolio.

7.	Please respond to the following comments relating to the Portfolio’s Principal Investment Strategies disclosure:

a.

The first paragraph of the “Principal Investment Strategies” section of the Part A states, “Although Portfolio II is not a money market fund, the Adviser intends to manage Portfolio II’s investment portfolio in compliance generally with the quality, maturity, diversification, and liquidity requirements applicable to money market funds.” Please clarify in narrative disclosure what is meant by the phrase “compliance generally” as used in this sentence.

b.

Please also consider whether the sentence quoted in the foregoing comment is appropriate given the disclosure in the second paragraph of the “Principal Investment Strategies” that neither the Portfolio’s adviser nor the Portfolio’s Board of Trustees will be required to find that any investment presents “minimal credit risk” and other disclosures included in the Registration Statement that indicate differences between the Portfolio and a money market fund.

c.

The second paragraph of the “Principal Investment Strategies” section of the Part A states: “Portfolio II is not a money market fund. It is not subject to the rules that apply to money market funds and will not rely on Rule 2a-7 under the 1940 Act to maintain a stable net asset value (“NAV”) per share.” Please move this disclosure to be the first paragraph below the caption “Principal Investment Strategies” to make the statement that the portfolio is not a money market fund more prominent.

d.

In the foregoing quoted disclosure, please also delete the phrase “maintain a stable net asset value (“NAV”) per share” because not all money market funds are required to maintain a stable net asset value per share.

e.

The second paragraph of the “Principal Investment Strategies” section of the Part A states: “The Portfolio is not subject to the regulatory requirements applicable to money market funds relating to the imposition of liquidity fees or the temporary suspensions of redemptions. Although the Adviser intends to limit Portfolio II’s investments to instruments meeting the quality requirements applicable to a money market fund’s portfolio investments, neither the Adviser nor Portfolio II’s Board of Trustees will be required to find that any investment presents ‘minimal credit risk.’”

Please delete this disclosure. Since the Portfolio is not a money market fund and will not be operated in compliance with Rule 2a-7 under the 1940 Act, the Staff believes this disclosure could be misleading to investors by describing concepts associated with money market funds.

f.

The sixth paragraph of the “Principal Investment Strategies” section of the Part A states: “The Portfolio invests only in U.S. dollar-denominated, short-term, high quality debt obligations (generally, securities that have remaining maturities of

397 calendar days or less and either have been rated in one of the two highest short-term rating categories or are considered by the Adviser to be of comparable quality).” Please revise this disclosure to state the specific ratings categories and the names of the nationally recognized statistical rating organization(s) that will be used to determine credit quality.

g.

Please revise the following disclosure, which appears in the sixth paragraph of the “Principal Investment Strategies” section of the Part A, by deleting language as indicated: “The Portfolio will not purchase any security with a remaining maturity that exceeds three hundred and ninety seven (397) days, ~~except to the extent a money market fund would be permitted to make such purchase under applicable rules~~. For the purposes of determining the Portfolio’s weighted average maturity, a security’s final maturity date will be used, unless the security is a floating rate or variable rate security in which case the maturity ~~will be determined in accordance with the rules applicable to money market funds~~.” The Staff believes this disclosure could be misleading to investors, since it calls attention to money market fund regulation, although the Portfolio is not a money market fund.

Response: In response to these comments, as well as comment 10 below, the Portfolio will revise its Principal Investment Strategies disclosure as shown in Appendix A to this letter. With respect to the language quoted in comment 7(c), the Portfolio believes that the revisions to its Principal Investment Strategies shown in Appendix A obviate the need to include the quoted language in the Principal Investment Strategies disclosure. Please see corresponding note that is being added to the Principal Risks disclosure, as shown in Appendix A, out of an abundance of caution.

8.

The first paragraph of the “Principal Risks of Investing in Portfolio II” section of the Part A states, “The Portfolio’s sponsor and/or its affiliates have no legal obligation to provide financial support to the Portfolio, and a Lending Fund should not expect that the sponsor will provide financial support to the Portfolio at any time.” Please delete this disclosure, as the Portfolio is not a money market fund and the Staff believes this disclosure could be misleading to investors, since it calls attention to money market fund regulation, although the Portfolio is not a money market fund.

Response: In response to this comment, the Portfolio will delete the quoted language.

9.

Please revise the sentence that appears directly under the first paragraph of the “Principal Risks of Investing in Portfolio II” section of the Part A to clarify that the identified risks are the principal risks of investing in the Portfolio.

Response: In response to this comment, the Portfolio will add disclosure to clarify that the identified risks are the principal risks of investing in the Portfolio as follows:

“In addition, the Portfolio is subject to the following principal risks:”

10.

In the “Principal Investment Strategies” section of the Part A, please identify the principal investment strategy that corresponds to “Forward Commitments Risk” in the Portfolio’s risk disclosure. Please either delete “Forward Commitments Risk” from the

“Principal Risks of Investing in Portfolio II” section of the Part A, or add corresponding disclosure of forward commitments (including discussion of the specific purposes for which the Portfolio intends to use those instruments) to the Portfolio’s “Principal Investment Strategies.” (See Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute; See also IM Guidance Update 2014-08).

Response: The Fund will add disclosure to its Principal Investment Strategies stating that it may purchase securities on a forward commitment basis. Please see Appendix A to this letter.

11.

The “Forward Commitments Risk” that appears in the “Principal Risks of Investing in Portfolio II” section of the Part A indicates that “the Portfolio may dispose of a [forward] commitment prior to settlement if the Adviser deems it appropriate to do so.” In other words, the Portfolio may enter into forward commitments that will be traded rather than settled in securities. Please explain how this is consistent with the disclosure in the “Principal Investment Strategies” section of the Part A that “[t]he Portfolio invests only in U.S. dollar-denominated, short-term, high quality debt obligations.”

Response: The Portfolio purchases only forward commitments on securities that would be eligible securities for purchase by the Portfolio. As explained in the Portfolio’s Part A, the Portfolio generally does not enter into forward commitment transactions with the intention of trading the forward commitments, but reserves the right to do so if the Adviser determines it would be appropriate, for example, if the security underlying a forward commitment became ineligible for investment by the Portfolio prior to its delivery.

12.

The final paragraph of the “Principal Investment Strategies” section of the Prospectus states, “Portfolio II is used exclusively for the investment of cash received as collateral for securities loans.” Please explain why it is appropriate for the Portfolio to invest in derivatives or any other investments that may not be highly liquid investments (such as privately issued mortgage-related and asset-backed securities).

Response: It is anticipated that shares of the Portfolio, which will be held by lending funds following their investment of cash collateral into the Portfolio, will be considered highly liquid investments by those lending funds under normal market conditions, notwithstanding that some percentage of the Portfolio’s assets may be less liquid than others. In addition, as described in the Portfolio’s principal investment strategy, the Portfolio’s investment portfolio is expected to be as liquid as the investment portfolio of a money market fund. Furthermore, the Trust and the securities lending program through which it is offered are operated pursuant to an exemptive order, which specifically contemplates the Trust offering a short-term bond portfolio (the “Bond Portfolio”) as a cash collateral investment pool. SEC File No. 812-10912, Investment Company Act Release Nos. 23418 (Aug. 27, 1998) (Notice) and Release No. 23441 (Sept. 22, 1998) (Order) (the “Order”). The Portfolio believes that it is operated in a manner that is at least as conservative as the Bond Portfolio described in the Order.

13.

In the “Principal Risks of Investing in Portfolio II – Mortgage-Related and Other Asset-Backed Securities Risk,” section of the Prospectus, please additionally disclose any special risks applicable to private mortgage-backed and asset-backed securities.

Response: In response to this comment, the Portfolio will add disclosure to the “Mortgage-Related and Other Asset-Backed Securities Risk” as follows:

“The price of a mortgage-related or other asset-backed security also depends on the credit quality and adequacy of the underlying assets or collateral. Mortgage-related or other asset-backed securities issued by non-governmental issuers (such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers) will generally entail greater credit risk than obligations guaranteed by the U.S. Government. Defaults on the underlying assets, if any, may impair the value of a mortgage-related or other asset-backed security.”

14.

Please confirm whether the Portfolio’s investments in asset-backed securities will include sub-prime securities. If so, please include additional disclosure in the “Principal Risks of Investing in Portfolio II – Mortgage-Related and Other Asset-Backed Securities Risk,” section of the Prospectus that discusses the risks associated with exposure to sub-prime securities and the potential effects on the Portfolio.

Response: The Portfolio confirms that it not does not currently anticipate that it will invest in sub-prime mortgage-backed or sub-prime asset-backed securities as part of its principal investment strategies.

15.

Please disclose in the “Principal Investment Strategies” section of the Prospectus the types of pooled investment vehicles in which the Portfolio may invest. Investments in other pools are discussed in the section entitled “Principal Risks of Investing in Portfolio II – Risk of Investment in Other Pools).”

Response: The Portfolio respectfully submits that the current disclosure is appropriate. The Portfolio’s “Principal Investment Strategies” section states that “The Portfolio also may invest in shares of money market funds, including funds advised by the Adviser.”

16.

The “Additional Information about Non-Principal Investment Strategies and Risks – Conflicts of Interest Risk,” section of the Prospectus states, “the Adviser will comply with applicable regulatory requirements.” Please clarify the meaning of “applicable regulatory requirements” in this context.

Response: The Portfolio respectfully declines to make any changes in response to this comment. The Registration Statement may be read by investors, and we believe that, in this instance, references to “applicable law,” rather than to specific laws, rules, regulations, orders or interpretations, serve to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A).

17.	The second paragraph of the “Management, Organization, and Capital Structure – the Adviser” section of the Prospectus states, “A summary of the factors considered by the

Board in connection with the initial approval of the investment advisory agreement for Portfolio II will be available in the Portfolio’s annual report or semi-annual report, as applicable, after Portfolio II commences operations.” Please provide the expected period (month, day and year) to be covered by first semi-annual or annual report (if known).

Response: In response to this comment, the Portfolio will revise the disclosure as follows:

“A summary of the factors considered by the Board in connection with the initial approval of the investment advisory agreement for Portfolio II ~~will be~~is available in the Portfolio’s annual report to shareholders dated December 31, 2018.~~or semi-annual report, as applicable, after Portfolio II commences operations.~~”

18.

The sixth paragraph of the “Shareholder Information” section of the Prospectus states, “If a redemption order is placed after the close of regular trading on the NYSE on a business day, the Portfolio typically expects to pay out redemption proceeds on the next business day.” Please consider adding disclosure to specify the 4:00 p.m. closing time of the NYSE.

Response: In response to this comment, the Portfolio will revise the disclosure as follows:

“If the Portfolio receives a redemption order in good form prior to 2:30 p.m. Eastern Time on a business day, the Portfolio typically expects to pay out redemption proceeds on that day regardless of the method the Portfolio uses to make such payment. If a redemption order is placed after 2:30 p.m. Eastern Time ~~the close of regular trading on the NYSE on a business day~~, the Portfolio typically expects to pay out redemption proceeds on the next business day.”

19.

The eighth paragraph of the “Shareholder Information” section of the Prospectus states “The Portfolio may pay all or a portion of your redemption proceeds by giving you securities.” Please add additional disclosure specifying whether such in-kind redemptions would be issued as pro rata slices, individual securities, or representative securities baskets.

Response: The Portfolio respectfully declines to make any changes in response to this comment. Item 11(c)(8) of Form N-1A requires funds to describe the procedures for redeeming fund shares, including “the methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind)” [emphasis added]. The Portfolio believes the disclosure that is contained under “Shareholder Information” appropriately communicates to investors information about the Portfolio’s ability to redeem in-kind and complies with the requirements of Item 11(c)(8).

Part B Comments

20.	Please revise the disclosure under the section “Additional Investments and Risks – Reverse Repurchase Agreements” to include a statement that reverse repurchase agreements are similar to borrowings.

Response: The Portfolio will revise the relevant disclosure as follows:

The Portfolio may enter into reverse repurchase agreements, which are a form of borrowing.

21.

With respect to Fundamental Investment Restriction 6, please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Portfolio will consider the concentration of its underlying investment companies when determining the Portfolio’s compliance with its concentration policies.

Response: The Portfolio respectfully declines to make the requested change. The Portfolio is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry.

22.

With respect to Fundamental Investment Restriction 6, please provide the legal basis for the position that “bankers’ acceptances,” “similar instruments,” and such instruments issued by US and foreign banks described in items (ii) through (iv) are subject to exclusion from the Portfolio’s concentration restriction.

Response: The Portfolio considers Fundamental Investment Restriction 6 to be consistent with the position of the Staff as expressed in Guide 19 of the guidelines accompanying the adoption of Form N-1A. See Investment Company Act Release No. 13436 (Aug. 12, 1983). The Portfolio expects to invest its assets in compliance generally with the quality, maturity, diversification, and liquidity requirements applicable to money market funds that hold themselves out as such pursuant to Rule 2a-7. (This continues to be the case notwithstanding the removal of the statement to that effect from the Portfolio’s prospectus in response to the Staff’s comment above.) Guide 19 states that a “money market fund” may declare an investment policy on industry concentration reserving freedom of action to concentrate its investments in government securities and certain bank instruments. At the time Guide 19 was published, the SEC did not consider the term “money market fund” to refer only to mutual funds operated in compliance with Rule 2a-7; see Valuation of Debt Instruments and Computation of Current Price Per Share by Certain Open-End Investment Companies (Money Market Funds), Investment Company Act Release No. 13380 (July 11, 1983) (the “Release 13380”) at n. 2, but rather to refer more generally to mutual funds investing in short-term money market instruments such as commercial paper, bank instruments, U.S. Treasury bills and other U.S. Government securities. The Portfolio, as it is expected to be managed, will meet that definition and is expected, in fact, to meet the requirements of Rule 2a-7 at the time Guide 19 was published (and today), other than requirements relating specifically to the ability to maintain a stable net asset value. Because maintenance of a stable net asset value in reliance on Rule 2a-7 was not essential to characterization of a fund as a money market fund at the time Guide 19 was published and because the Portfolio constitutes a money market fund as that term is used in Guide 19, the Portfolio should be entitled to rely on the flexibility provided by Guide 19. Of course, if the investment policies of the Portfolio were to change in the future so that the Portfolio were at any point not to qualify as a money market fund for this purpose, it would cease to rely on Guide 19 for that flexibility.

23.

Please revise or delete the paragraph directly beneath Fundamental Investment Restriction 6 that states, “With respect to investment policy on concentration (#6 above), the Portfolio may concentrate in bankers’ acceptances, certificates of deposit and similar instruments when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Portfolio’s quality standards in the banking industry justify any additional risks associated with the concentration of the Portfolio’s assets in such industry.” It is the Staff’s view that a fund cannot reserve discretion to concentrate and that a concentration policy must be definitive as to whether it will or will not concentrate. See Release 9011.

Response: As explained in the Portfolio’s response to comment 22 above, the Portfolio is relying on Staff guidance contained in Guide 19 (which is substantially similar to the Staff position set forth in Release 9011) in order to reserve freedom of action to concentrate in government securities and certain bank instruments. The Staff’s position in Guide 19 requires that a fund relying on this guidance include “additional disclosure in its Statement of Additional Information concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments.” The language quoted in Fundamental Investment Restriction 6 is intended to be responsive to this requirement.

24.

With respect to the phrase “when in the opinion of the Adviser” in the paragraph directly beneath Fundamental Investment Restriction 6, please note that under existing guidelines, any conditions outlining circumstances under which any changes between concentration and non-concentration would be made must be based on stated objective standards that are not within the control of the registrant or its affiliates. Accordingly, please revise or delete this phrase. See The First Australia Fund, Inc., SEC No-Action Letter (pub. avail. July 29, 1999.

Response: Please refer to the Portfolio’s responses to comments 22 and 23 above. The Portfolio is relying on the Staff’s guidance in Guide 19 in order to reserve freedom of action to concentrate in certain instruments and believes that the quoted language characterizing the Adviser’s role in applying Fundamental Investment Restriction 6 is consistent with that guidance.

25.	Please disclose whether the Portfolio’s distributor has adopted a code of ethics. If it has not adopted a code of ethics, please explain why it has not.

Response: The Portfolio has not engaged a distributor or principal underwriter to assist in the offering of its shares and has thus appropriately omitted the referenced disclosure.

*        *        *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann

APPENDIX A

The below redline shows changes to the Portfolio’s Principal Investment Strategies disclosure (and an addition to the Portfolio’s Principal Risks disclosure) in response to Staff comments 7 and 10. Deleted language is marked in red strike-through; added language is underlined in blue.

Principal Investment Strategies

~~Portfolio II invests in a diversified portfolio of high-quality money market instruments. Although Portfolio II is not a money market fund, the Adviser intends to manage Portfolio II’s investment portfolio in compliance generally with the quality, maturity, diversification, and liquidity requirements applicable to money market funds.~~

~~Portfolio II is not a money market fund. It is not subject to the rules that apply to money market funds and will not rely on Rule 2a-7 under the 1940 Act to maintain a stable net asset value (“NAV”) per share. The Adviser will typically seek to minimize fluctuations in the Portfolio’s NAV, but the NAV per share of Portfolio II may nonetheless fluctuate, and a shareholder’s shares, when redeemed, may be worth more or less than their original cost. The Portfolio is not subject to the regulatory requirements applicable to money market funds relating to the imposition of liquidity fees or the temporary suspensions of redemptions. Although the Adviser intends to limit Portfolio II’s investments to instruments meeting the quality requirements applicable to a money market fund’s portfolio investments, neither the Adviser nor Portfolio II’s Board of Trustees will be required to find that any investment presents “minimal credit risk.” Investments in Portfolio II are neither insured nor guaranteed by the U.S. Government or State Street.~~

~~In managing Portfolio II, the Adviser follows a disciplined investment process, basing its investment decisions on the relative attractiveness of different money market instruments. The Adviser’s view of the attractiveness of an instrument may vary depending on a variety of factors, including, for example, the general level of interest rates, imbalances of supply and demand in the market, the Portfolio’s overall weighted average maturity (“WAM”) and weighted average life (“WAL”) and the credit quality of the obligors.~~

The Portfolio attempts to meet its investment objective by investing in a broad range of money market instruments including, among other things, U.S. Government securities (including U.S. Treasury bills, notes and bonds and other securities issued or guaranteed as to principal or interest by the U.S. government or its agencies or instrumentalities); certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies, including bank obligations; asset-backed securities, including asset backed commercial paper; mortgage-related securities; and repurchase agreements. These instruments may bear fixed, variable or floating rates of interest or may be zero-coupon securities. The Portfolio also may invest in shares of money market funds, including funds advised by the Adviser. A substantial portion of the Portfolio may be invested in securities that are issued or traded pursuant to exemptions from registration under the federal securities laws. The Portfolio may purchase securities on a forward commitment basis.

~~Additionally, the~~The Portfolio may invest in U.S. and foreign bank time deposits (including European Certificates of Deposit (“ECDs”), European Time Deposits (“ETDs”) and Yankee Certificates of Deposit (“YCDs”)), certificates of deposit, and banker acceptances. ECDs are U.S. dollar-denominated certificates of deposit issued by a bank outside of the United States. ETDs are U.S. dollar-denominated deposits in foreign branches of U.S. banks and foreign banks. YCDs are U.S. dollar-denominated certificates of deposit issued by U.S. branches of foreign banks. These instruments have different risks than those associated with the obligations of U.S. banks operating in the United States.

In managing Portfolio II, the Adviser follows a disciplined investment process, basing its investment decisions on the relative attractiveness of different money market instruments. Among other things, the Adviser conducts its own credit analyses of potential investments and portfolio holdings, and relies substantially on a dedicated short-term credit research team. The Adviser’s view of the attractiveness of an instrument may vary depending on a variety of factors, including, for example, the general level of interest rates, imbalances of supply and demand in the market, the Portfolio’s overall weighted average maturity (“WAM”) and weighted average life (“WAL”) and the credit quality of the obligors.

The Portfolio invests only in U.S. dollar-denominated, short-term, high quality debt obligations (generally, securities that have remaining maturities of 397 calendar days or less and either have been rated ~~in one of the two highest short-term rating categories~~A-1 or A-2 by Standard & Poor’s, P-1 or P-2 by Moody’s, F1 or F2 by Fitch, or are considered by the Adviser to be of comparable quality). The Portfolio will maintain a WAM of sixty (60) days or less and a WAL of one hundred and twenty (120) days or less. The Portfolio will not purchase any security with a remaining maturity that exceeds three hundred and ninety seven (397) days~~, except to the extent a money market fund would be permitted to make such purchase under applicable rules. For the~~. For purposes of this restriction and for purposes of determining the Portfolio’s ~~weighted average maturity~~WAM or WAL, a security’s final maturity date will be used, unless the security is a floating rate or variable rate security in which case the ~~maturity will be determined in accordance with the rules applicable to money market funds. Portfolio II may not invest more than 5% of its total assets in illiquid securities.~~security may be deemed to have a maturity equal to the period remaining until the next readjustment of its interest rate, or, if it is a government security or short-term floating rate security, one day. Securities with demand features may be deemed to have a maturity equal to the period remaining until the principal amount can be recovered through demand.

Portfolio II will only invest in floating rate instruments if the instrument’s interest rate is tied to a publicly available index or other measure, such as the London Interbank Offered Rate (“LIBOR”), the Secured Overnight Funding Rate (“SOFR”), the federal funds rate, U.S. or non-U.S. prime interest rates, and Treasury bill yields.

The Portfolio principally invests in “bonds,” which include debt securities and fixed income and income-producing instruments of any kind issued by governmental or private-sector entities. Most bonds consist of a security or instrument having one or more of the following characteristics: a fixed-income security, a security issued at a discount to its face value, a security that pays interest, whether fixed, floating or variable, or a security with a stated principal amount that requires repayment of some or all of that principal amount to the holder of the security. The Adviser interprets the term bond broadly as an instrument or security evidencing what is commonly referred to as an IOU rather than evidencing the corporate ownership of equity unless that equity represents an indirect or derivative interest in one or more debt securities.

Portfolio II is used exclusively for the investment of cash received as collateral for securities loans. Accordingly, Portfolio II may experience significant redemptions in response to declines in the value of securities on loan or the quantity of loans outstanding from time to time. If the Portfolio is required to sell securities to meet significant redemptions during a period of market disruption, the Portfolio may experience losses. The rate of income of Portfolio II will vary from day-to-day, depending on short-term interest rates.

Principal Risks of Investing in Portfolio II

Note: Portfolio II is not operated as a money market fund pursuant to Rule 2a-7 under the 1940 Act. Its net asset value (“NAV”) per share may fluctuate. A shareholder’s shares, when redeemed, may be worth more or less than their original cost. Investments in Portfolio II are neither insured nor guaranteed by the U.S. Government or State Street.

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

April 25, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	State Street Navigator Securities Lending Trust (the “Trust” or the “Registrant”)

(Registration No. 811-07567)

Post Effective Amendment Number 39 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on February 13, 2019, Pursuant to Rule 8b-11 under the Investment Company Act of 1940, as Amended (the “1940 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Navigator Securities Lending Portfolio III (the “Portfolio”), a series of the Trust, that Ms. Ashley Vroman-Lee of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General Comments

1.

Comment: We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Portfolio acknowledges the comment.

Part A Comments

2.	Comment: Please provide the disclosure required by Item 5(b) of Form N-1A.

Response: The requested change will be made.

3.

Comment: The first paragraph of the “Principal Investment Strategies” section of the Prospectus states, “Portfolio III is a government money market fund within the meaning of Rule 2a-7 under the 1940 Act.” Please confirm supplementally that the Portfolio will invest 99.5% or more of its total assets in cash, U.S. government securities and/or repurchase agreements that are collateralized solely by U.S. government securities or cash, as required by Rule 2a-7(a)(16).

Response: The Portfolio confirms that while operating as a government money market fund within the meaning of Rule 2a-7, it has invested 99.5% or more of its total assets in cash, U.S. government securities and/or repurchase agreements that are collateralized solely by U.S. government securities or cash, as required by Rule 2a-7(a)(16). As described in its Registration Statement, the Portfolio is available to a limited number of institutional investors and, as of the date of its Registration Statement, the Trust expected to change the Portfolio’s principal investment strategy, in response to feedback from investors, so that its principal investment strategy would be to operate as a short-term bond fund that does not limit its activities in order to qualify as a money market fund pursuant to Rule 2a-7. Upon such a change, the Portfolio would no longer be required to invest 99.5% or more of its total assets in cash, U.S. government securities and/or repurchase agreements that are collateralized solely by U.S. government securities or cash.

4.

Comment: The third paragraph of the “Principal Investment Strategies” section of the Prospectus states, “Portfolio III is used exclusively for the investment of cash received as collateral for securities loans.” Please explain supplementally why it is appropriate for the Portfolio to invest in short-term bonds, given that cash collateral should only be invested in short-term highly liquid investments.

Response: It is anticipated that shares of the Portfolio, which will be held by lending funds following their investment of cash collateral into the Portfolio, will be considered highly liquid investments by those lending funds under normal market conditions, notwithstanding that some percentage of the Portfolio’s assets may be less liquid than others. In addition, the Trust and the securities lending program through which it is offered are operated pursuant to an exemptive order, which specifically contemplates the Trust offering a short-term bond portfolio (the “Bond Portfolio”) as a cash collateral investment pool. SEC File No. 812-10912, Investment Company Act Release Nos. 23418 (Aug. 27, 1998) (Notice) and Release No. 23441 (Sept. 22, 1998) (Order) (the “Order”). The Portfolio believes that it is operated in a manner that is at least as conservative as the Bond Portfolio described in the Order.

5.

Comment: In the “Principal Risks of Investing in Portfolio III” section of the Prospectus, we note that the risks are presented in alphabetical order. Please consider re-ordering the risks so that the most significant risks to the Portfolio are presented most prominently.

For example, because the Portfolio is a government money market fund, please consider moving “Money Market Risk,” “Money Market Fund Regulatory Risk,” “Significant Exposure to U.S. Government Agencies or Instrumentalities Risk,” and “U.S. Government Securities Risk” to be among the first risks listed. See also the recent public statements by Director of Investment Management Dalia Blass on this subject.

Response: The Trust notes that the current order of the principal risks in the Prospectus is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. In addition, the Trust will add the following disclosure when the Trust next amends its Registration Statement: “The risks are described in alphabetical order and not in the order of importance or potential exposure.” Furthermore, the Trust notes that it is not engaged in a securities offering registered under the Securities Act of 1933, as amended.

6.

Comment: The “Principal Risks of Investing in Portfolio III – Money Market Fund Regulatory Risk” and “Money Market Risk” discuss liquidity fees and gates. Please add additional disclosure to clarify that the Portfolio is a government money market fund and additionally state whether the Portfolio imposes liquidity fees or gates.

Response: If the Portfolio is a government money market fund when it next amends its Registration Statement, the requested change will be made.

Part B Comments

7.

Comment: The final sentence of Fundamental Investment Restriction 6 states, “For purposes of this investment restriction number 6, in the case of a tax-exempt bond issued by a non-governmental user, where the tax-exempt bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer.” Please revise the phrase “backed only by” to “backed principally by.”

Response: The Portfolio believes that the referenced restriction is consistent with Investment Company Act Release No. 9785 (“Release 9785”). Release 9785 states that “the statement of policy required by Section 8(b)(1)(E) of the 1940 Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” In addition, Release 9785, in discussing diversification, states that “[t]he identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the sub-division, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer for purposes of Section 5(b)(1).” Therefore, the Portfolio does not intend to make any changes in response to this comment.

8.

Comment: The sentence beneath Fundamental Investment Restriction 6 states, “With respect to investment policy on concentration (#6 above), the Portfolio may concentrate in bankers’ acceptances, certificates of deposit and similar instruments when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Portfolio’s quality standards in the banking industry justify any additional risks associated with the concentration of the Portfolio’s assets in such industry.” Please explain why this statement is appropriate, given that the Portfolio is a government money market fund.

Response: The Trust acknowledges that the disclosure in question would not be relevant as long as the Portfolio operates as a government money market fund.

9.

Comment: Each of Fundamental Investment Restrictions 1-5 include the language “to the extent consistent with applicable law from time to time.” Please clarify the meaning of “applicable law” in this context.

Response: The Portfolio does not intend to make any changes in response to this comment. The Registration Statement may be read by investors, and the Trust believes that, in this instance, references to “applicable law,” rather than to specific laws, rules, regulations, orders or interpretations, serve to “promote effective communication” (General Instruction C.1(a) to Form N-1A).

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann